

May 6, 2010

Via U.S. Mail

John T. Drexler
Senior Vice President and Chief Financial Officer
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

> **Re: Arch Coal, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 7, 2010**
> **File Number 333-165934**

Dear Mr. Drexler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   We do not comment on each place that includes disclosure which requires revision. Please carefully review your document to make corresponding changes wherever applicable. That will eliminate the need for us to issue repetitive comments.

2.   At page 5, you reference the staff's interpretations rendered to unrelated third parties. Advise us whether you are intending to register this exchange offer based on the position that the staff enunciated in Exxon Capital Holdings Corp., SEC

No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). If so, discuss in necessary detail the factual and legal basis for your belief that the transaction would be consistent with the previously enunciated staff positions in that regard. We may have additional comments.

3.   Similarly, if true, please provide us prior to or at the time of the next amendment with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

4.   We note that the opinion is "limited to the laws of the State of New York, other than its law relating to choice of law, the General Corporation Law of the State of Delaware and the Limited Liability Company Act of the State of Delaware." Counsel may not limit the legality opinion to only statutory law. Please obtain and file a revised opinion to clarify that the opinion is based on statutory law as well as all applicable provisions of the New York and Delaware Constitutions and reported judicial decisions interpreting these laws.

5.   If the new or revised opinion retains a reference to choice of law provisions, ensure that counsel provides an opinion that explains in necessary detail why it would be appropriate to suggest that the laws of New York "are expressed to govern the same."

6.   We also note that subsidiary guarantors are incorporated under the laws of West Virginia. Please obtain and file a new or revised opinion that also covers the applicable laws of West Virginia.

Exhibit 99.1

7.   The recipient of the document filed as exhibit 99.1 need not confirm that it has "read" or "understood" its contents or conclusions. Please revise accordingly.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Jeffrey W. Acre
        (415) 355-6501